Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
October 13, 2016	NYSE:SLW

SILVER WHEATON TO RELEASE 2016 THIRD QUARTER

RESULTS ON NOVEMBER 9, 2016

VANCOUVER, Oct. 13, 2016 /CNW/ - Silver Wheaton Corp. (TSX:SLW) (NYSE:SLW) will release 2016 third quarter results on Wednesday, November 9, 2016, after market close.

A conference call will be held Thursday, November 10, 2016, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	99437889
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until November 17, 2016, at 11:59 pm (Eastern Time). The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	99437889
Archived audio webcast:	www.silverwheaton.com

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-844-288-9878

Email: info@silverwheaton.com